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                     FORM 12b-25 NOTIFICATION OF LATE FILING
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                               SEC FILE NUMBER
                                0-13265
                               CUSIP NUMBER
                               902633 10 6
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 (Check One):    X  Form 10-K  Form 20-F  Form 11-K
                                          Form 10-Q  Form N-SAR
For Period Ended: __September 30, 1998
[ ]  Transition  Report  on Form  10-K
[ ]  Transition  Report  on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
For the Transition Period Ended: __________________________
Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commissions has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the item(s) to which the notification relates:
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PART 1--REGISTRANT INFORMATION (Official Text)
UCI Medical Affiliates, Inc.
Full Name of Registrant:
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Former Name if Applicable

1901 Main Street, Suite 1200, Mail Code 1105
Address of Principal Executive Office (Street and Number)

Columbia, South Carolina  29201
City, State and Zip Code


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PART II--Rules 12b-25(b) AND (c) (Official Text)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate
     ( X ) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     ( X ) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     ( X ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE (Official Text)
     State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         The filing of Form 10-KSB by UCI Medical Affiliates, Inc., is delayed as the result of unforeseen difficulties in the completion of the Company's annual audit by PricewaterhouseCoopers, LLP for the year ended September 30, 1998.

         The Company has recorded several significant transactions during the fourth quarter including the possible sale of a significant portion of the Company which required the Company to delay the start of the audit and a divesture of a small division of the Company in late September 1998 which has added to the auditors workload and necessitates this extension. A statement concerning this delay from the Company's auditors is included in this filing as an exhibit.

         The delay in this filing of Form 10-KSB could not be eliminated without unreasonable effort or expense.



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PART IV--OTHER INFORMATION (Official Text)
 (1) Name and telephone number of person to contact in regard to this notification

Jerry F. Wells, Jr., CPA, EVP of Finance and CFO  (803)                252-3661
------------------------------------------------ ------------------------------
  (Name)                                        (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ( X ) Yes ( )No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
( X ) Yes ( ) No

If so, explain the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         During the fourth quarter of the fiscal year ended September 30, 1998, the Company made the decision to divest of its unprofitable Family Practice Division. The resulting loss from this disposal of approximately $856,000 and the write-off goodwill from this division and of goodwill for other underperforming practice acquisitions of approximately $1,864,000 have been recorded as a reduction of earnings for the Company in the fourth quarter of fiscal year 1998.

         Additionally, a deferred tax benefit of approximately $1,753,000 has been fully reserved against since the Company has not posted an operating profit in fiscal year 1998 and cannot be certain of taxable earnings significant enough in the future to ensure the utilization of expiring net operating loss carryforwards.

         The above fourth quarter events will result in a significant change in the results of the Company from its previous year.

         UCI Medical Affiliates, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    December 28, 1998         By:  /s/ Jerry F. Wells, Jr., CPA
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                                        Jerry F. Wells, Jr., CPA
                                        Executive Vice President of Finance
                                        and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


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                             EXHIBIT TO FORM 12b-25




Mr. Jerry Wells, CFO
UCI Medical Affiliates, Inc.
Suite 1200
1900 Main Street
Columbia, SC  29201



December 28, 1998

Dear Mr. Wells:

You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25 dated December 28, 1998.

We are in agreement with the comments under Part III of the Form with respect to the reasons why we are unable to furnish our report on the financial statements of UCI Medical Affiliates, Inc. on or before the date the Form 10-KSB of UCI Medical Affiliates, Inc. for the year ended September 30, 1998 is required to be filed.

Yours very truly,



/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP




THE ORIGINAL SIGNED LETTER ON PRICEWATERHOUSECOOPER LLP LETTERHEAD IS ON FILE IN THE CORPORATE OFFICES OF UCI MEDICAL AFFILIATES, INC.